Exhibit 99.1

Public Tender Offer by X-Rite, Inc., USA for all publicly held registered shares of Amazys Holding AG, Regensdorf, Switzerland, with a nominal value of CHF 2.40 each

Declaration of Acceptance and Assignment

As owner of (please insert number)

registered share(s) of Amazys Holding AG, Regensdorf, (Amazys) with a nominal value of CHF 2.40 each (Amazys Share(s)), I/we declare to accept the public tender offer (Offer) by X-Rite, Inc., USA (X-Rite), dated March 24, 2006, for the above number of Amazys Shares, against of the following consideration (Offer consideration):

•	CHF 77.00 in cash, without interest; plus

•	2.11 fully paid shares of common stock, par value of USD 0.10 per share, registered with the Securities and Exchange Commission (SEC) and listed on NASDAQ and the SWX Swiss Exchange (the New X-Rite Shares), to be delivered at the settlement date (the Settlement Date) free and clear from any encumbrance.

For the completion of the Offer I/we instruct you to deliver, against payment of the Offer Price, to Lombard Odier Darier Hentsch & Cie, acting as tender agent, the above number of Amazys Shares.

X-Rite currently expects the payment and delivery of the Offer Consideration for shares tendered during the offer period and the additional acceptance period to occur on or about May 23, 2006, provided that X-Rite has declared the Offer successful and all conditions of the Offer are fulfilled or waived by X-Rite.

IMPORTANT NOTE: Please sign this form on the back of this page to tender your Amazys Shares.

Offer Restrictions (Angebotsrestriktionen)

U.K.

This communication is directed only at persons in the U.K. who (i) have professional experience in matters relating to investments, (ii) are persons falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Purchase of Amazys Shares outside the Offer

In connection with the Offer (as defined below), X-Rite may seek from the SEC exemptive relief from the requirements of Rule 14e-5 under the Securities Exchange Act of 1934 that would permit X-Rite or its agents to make purchases of, or arrangements to purchase, Amazys Shares (as defined below) outside the U.S.A. other than pursuant to the Offer. X-Rite expressly draws attention to the fact that, if the SEC grants this exemptive relief and subject to applicable regulatory requirements, X-Rite or its affiliates or nominees or brokers (acting as agents) would have the ability to make certain purchases of, or arrangements to purchase, Amazys Shares outside the U.S.A., other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases could occur either in the open market at prevailing prices or in private transactions at negotiated prices. In the event they were made, these purchases or arrangements to purchase would comply with applicable rules in Switzerland, including the best price rule and applicable U.S. securities laws (except to the extent of any exemptive relief granted by the SEC).

Power of attorney | mandate to Lombard Odier Darier Hentsch & Cie

The Board of Directors of Amazys intends to hold the ordinary shareholders’ meeting on April, 26, 2006 (the AGM). The Offer is among others subject to the fulfillment of the condition that the shareholder’s meeting of Amazys shall not have approved a dividend, sale, purchase, merger or demerger in the amount of CHF 11,4 million or more, or an ordinary, authorized or conditional increase of the share capital of Amazys. Shareholders who do not personally attend the shareholder’s meeting are requested to give this power of attorney to Lombard Odier Darier Hentsch & Cie (LODH) to ensure the fulfilment of this condition.

I/we hereby grant a power of attorney to LODH to represent my/our tendered Amazys Shares at the AGM and, at any possible further shareholders’ meeting of Amazys held prior to the completion (or withdrawal) of the Offer.

I/we instruct LODH to vote at the AGM in order to fulfill the above condition, i.e. to vote against a possible request to approve a dividend, sale, purchase, merger or demerger in the amount of CHF 11,4 million or more, or an ordinary, authorized or conditional increase of the share capital of Amazys.

This power of attorney replaces any former power of attorney, if any, with regard to the representation of the tendered Amazys Shares at shareholders’ meetings of Amazys. In case X-Rite declares the Offer unsuccessful or otherwise withdraws its Offer, this power of attorney shall automatically terminate. In addition, you are entitled to revoke this power of attorney by giving written notice to Lombard Odier Darrier Hentsch & Cie, Corporate Finance, Sihlstrasse 20, P.O. Box, 8021 Zurich, Switzerland, fax: +41 (0)44 214 13 39.

To secure the success of the Offer, you should either participate at the EGM or sign this power of attorney. Should you wish not to grant this power of attorney to LODH, please cross out the above section.

Request for registration with the share register of Amazys

In case my/our tendered Amazys Shares are not yet registered in the share register of Saia- Burgess, I/we hereby request vis-à-vis Amazys the registration as shareholder with voting rights and hereby confirm that I/we hold the Amazys Shares in my/our own name and account. I/we shall inform LODH if this statement is not accurate.

Authorization to inform LODH and Amazys share register

I/we hereby authorize and order my/our depositary bank to deliver to LODH the original of this form and subsequently LODH and the Amazys share register to exchange relevant information.

This form remains in force in case of death or loss of capacity to act of the undersigned person.

This form is governed by Swiss law.

Please fill in with capital letters:

Last and first name / Company name:

Address:

PC, place:

Country:

Phone number (private):	(business)

Place/Date	Signature(s) of the shareholder or its representatives